EXHIBIT 99.1

Golar LNG Limited Interim results for the period ended June 30, 2025

Highlights and subsequent events

  Golar LNG Limited (“Golar” or “the Company”) reports Q2 2025 net income attributable to Golar of $16 million, Adjusted EBITDA1 of $49 million and Total Golar Cash1 of $891 million.
  Added $13.7 billion in Adjusted EBITDA backlog1, with further upside in contracted FLNG tariff CPI escalation and significant commodity upside:
  Concluded 20-year charter of FLNG Hilli (“Hilli”) in Argentina with Southern Energy S.A. ("SESA"), with Adjusted EBITDA backlog1 of $5.7 billion.
  Signed definitive agreements and reached Final Investment Decision ("FID") for a 20-year charter for the MKII FLNG, also with SESA, with Adjusted EBITDA backlog1 of $8 billion. Remaining regulatory approvals and customary conditions precedent expected within 2025.
  Commodity upside to Golar of approximately $100 million per year for every US dollar of offtake above $8/MMBtu.
  FLNG Gimi ("Gimi") reached Commercial Operations Date (“COD”).
  Closed offering of $575 million of convertible senior notes due 2030 ("the Notes") and repurchased 2.5 million common shares.
  Appointed new board members, Benoît de la Fouchardiere, Mi Hong Yoon and Stephen J. Schaefer.
  Declared dividend of $0.25 per share for the quarter.
  Progressing contemplated next FLNG unit on the back of strong development of commercial pipeline.

FLNG Hilli: Continued market leading uptime during the quarter, 137 cargoes offloaded to date since contract start up in 2018 in Cameroon. Upon completion of the current charter in July 2026, Hilli is scheduled to enter a yard in the third quarter of 2026 for upgrades and life extension work before arriving in Argentina for its 20-year charter for SESA during Q2 2027. Yard selection for the redeployment related upgrade and modification works is expected within Q3 2025. The scope for the yard stay includes repair, life extension modifications, winterization of the vessel and installation of a new soft-yoke mooring system.

The key commercial terms for the 20-year charter agreement include net charter hire to Golar of $285 million per year, a total of $5.7 billion over the 20-year term. In addition Hilli will make a commodity linked FLNG tariff component of 25% of FOB prices in excess of $8/MMBtu. This will add approximately $30 million of potential upside to Golar for every US dollar the achieved FOB price is above the reference price of $8/MMBtu. Hilli will be moored in the San Matías Gulf in Argentina.

Having concluded the 20-year charter agreement in Argentina, we will seek to optimize the asset level debt on Hilli.

FLNG Gimi: In June 2025, Gimi successfully achieved COD, marking the commencement of the 20-year lease term with BP under the Lease and Operate Agreement. Gimi is now in the process of offloading its 8th cargo. The vessel is operating well and has transitioned into its contractual post COD appraisal period during which equipment will be tuned to optimize performance as operations and interfaces with customer infrastructure normalize. Golar owns 70% of Gimi, and Golar’s share of the net earnings backlog for the contract duration is expected to be approximately $3 billion.

Stakeholder approvals for the $1.2 billion sale and leaseback facility have taken longer than expected. This allows for potential alternative financing optimization for debt refinancing of Gimi including a bank facility or secured bonds.

MKII FLNG 3.5 MTPA conversion: Conversion work on the $2.2 billion MKII FLNG is proceeding to schedule. As of June 30, 2025, Golar has spent $0.8 billion on this project, all of which is currently equity funded. The MKII FLNG is expected to be delivered in Q4 2027.

On August 6, 2025, SESA reached FID for the charter of Golar’s 3.5 MTPA MKII FLNG, as contemplated under the terms of the definitive agreements executed by SESA and Golar in May 2025. The MKII charter remains subject to regulatory conditions precedent and satisfaction of other customary closing conditions, expected within 2025.

The key commercial terms for the 20-year charter agreement include net charter hire to Golar of $400 million per year, equal to $8 billion over the charter period. In addition the MKII FLNG charter includes a commodity linked tariff component of 25% of FOB prices in excess of $8/MMBtu. This will add approximately $40 million of potential upside to Golar for every US dollar the achieved FOB price is above the reference price of $8/MMBtu. The MKII FLNG, currently under conversion in China, will sail to Argentina following her redelivery, with contract start-up expected during 2028. The MKII FLNG will be moored in the San Matías Gulf near the Hilli. Combined, the two units have a nameplate capacity of 5.95MTPA, and the project expects to benefit from significant operational efficiencies and synergies from two FLNGs in the same area.

Southern Energy: SESA is a company formed to enable LNG exports from Argentina. SESA is owned by a consortium of leading Argentinian gas producers including Pan American Energy (30%), YPF (25%), Pampa Energia (20%) and Harbour Energy (15%), as well as Golar (10%).

Golar’s 10% ownership of SESA provides additional commodity exposure. With both FLNG's operational, the 10% equity stake equates to approximately $28 million in annual commodity exposure to Golar for every US dollar/MMBtu change in achieved FOB prices above or below SESA’s cash break even.

With the combination of the fixed charter hire, operating expenses pass through, commodity exposure for FOB prices above $8/MMBtu and Golar’s 10% shareholding in SESA, Golar has secured an attractive contracted cash flow with highly attractive risk-reward in commodity linked earnings. For every US dollar FOB price above $8/MMBtu, Golar’s total commodity upside is approximately $100 million, versus approximately $28 million in downside for every US dollar/MMBtu that realized FOB prices are below SESA’s cash break even.

Business development: With the existing fleet committed to 20-year charters, we have increased focus on securing attractive FLNG growth units. We are working with three prospective shipyards for different FLNG designs (MKI, MKII and MKIII with liquefaction capacities ranging from 2.0 to 5.4 MTPA) to obtain updated EPC price and delivery schedules. In order to secure attractive delivery we plan to enter into slot reservations for long lead equipment within Q3 2025.

We see increasing industry recognition of the benefits of FLNG solutions versus land-based liquefaction terminals, driven by the proven track record of the fleet on the water, lower capex, shorter construction time and increased flexibility. This in turn drives prospective charter interest in our FLNG solutions. Golar is the only proven provider of FLNG as a service. Based on the increasing demand for FLNG to monetize stranded, associated and flared or re-injected gas reserves, we plan to order our next FLNG before locking in a charter to drive competitive tension and terms for our next FLNG project. This is the same approach successfully executed for the FLNG Hilli and for the MKII FLNG. Based on yard availability we are confident that a contemplated 4th Golar FLNG will be the only open and available FLNG capacity within this decade.

We expect to decide on vessel design for our fourth FLNG once final EPC prices and delivery schedules are obtained. We are in parallel working on the commercial pipeline to match commercial opportunities to the contemplated fleet addition. We also expect that a 5th unit could follow shortly after a 4th unit has been ordered and chartered.

Our fully delivered net debt to Adjusted EBITDA1 stands at around 3x, and we expect to fund planned FLNG fleet growth with proceeds from debt associated with the conclusion of long-term charters for our existing fleet.

Corporate/Other: In June we raised $575 million of convertible bonds. As part of the convertible bond process we bought back 2.5 million shares for $103 million, at a share price of $41.09 per share. The Notes were priced at 2.75% fixed coupon with a 40% premium. Inclusive of the buyback the Notes are net dilutive to our share count prior to the Notes offering if our share price exceeds $76.71 at maturity in December 2030, before adjusting for any dividends paid in the period.

Operating revenues and costs under corporate and other items are comprised of two legacy FSRU operate and maintain agreements in respect of Italis LNG and LNG Croatia, both of which are expected to end in Q4 2025.

Shares and dividends: 102.3 million shares are issued and outstanding as of June 30, 2025, inclusive of the 2.5 million shares repurchased and cancelled in connection with the June 2025 convertible senior notes offering. Golar’s Board of Directors approved a total Q2 2025 dividend of $0.25 per share to be paid on or around September 2, 2025. The record date will be August 26, 2025.

Financial Summary

On COD the FLNG Gimi asset under development was de-recognized, and a sales-type lease receivable was recognized in the balance sheet. The accounting for a sales-type lease is different to Golar’s other commercial agreements, which have typically been accounted for as operating leases. In order to compare the performance of the FLNG Gimi with our wider business, management has determined that it will measure the performance of the FLNG Gimi sales-type lease based on Adjusted EBITDA1, modified by sales-type lease receivable in excess of interest income. This approach allows Golar to review the economic results of FLNG Gimi in a format consistent with FLNG Hilli.

(in thousands of $)	Q2 2025	Q2 2024	% Change	YTD 2025	YTD 2024	% Change
Net income	30,779	35,230	(13)%	43,718	101,725	(57)%
Net income attributable to Golar LNG Ltd	15,639	25,907	(40)%	23,836	81,127	(71)%
Total operating revenues	75,673	64,689	17%	138,175	129,648	7%
Adjusted EBITDA [1]	49,255	58,716	(16)%	90,191	122,303	(26)%
Golar’s share of Contractual Debt [1]	2,048,873	1,197,626	71%	2,048,873	1,197,626	71%

Financial Review

Business Performance:

	2025		2024
(in thousands of $)	Apr-Jun	Jan - Mar	Apr-Jun
Net income	30,779	12,939	35,230
Income taxes	439	179	140
Net income before income taxes	31,218	13,118	35,370
Depreciation and amortization	12,206	12,638	13,780
Unrealized loss on oil and gas derivative instruments	34,816	25,001	16,050
Other non-operating income, net	(29,981)	—	—
Interest income	(5,823)	(8,699)	(8,556)
Loss/(gain) on derivative instruments, net	3,843	6,795	(107)
Other financial items, net	973	2,292	54
Net (income)/loss from equity method investments	(78)	(10,209)	2,125
Sales-type lease receivable in excess of interest income	2,081	—	—
Adjusted EBITDA [1]	49,255	40,936	58,716

	2025
	Apr-Jun
(in thousands of $)	FLNG	Corporate and other	Total Segment Reporting	Elimination	Consolidated Reporting
Liquefaction services revenue	56,512	—	56,512	—	56,512
Sales-type lease revenue	8,219	—	8,219	—	8,219
Vessel management fees and other revenues	4,381	6,561	10,942	—	10,942
Vessel operating expenses	(26,472)	(5,795)	(32,267)	—	(32,267)
Administrative expenses	(60)	(6,412)	(6,472)	—	(6,472)
Project development expenses	(4,162)	(1,607)	(5,769)	—	(5,769)
Realized gain on oil and gas derivative instruments (2)	16,234	—	16,234	—	16,234
Other operating loss	—	(225)	(225)	—	(225)
Sales-type lease receivable in excess of interest income	2,081	—	2,081	(2,081)	—
Adjusted EBITDA [1]	56,733	(7,478)	49,255	(2,081)	47,174

	2025
	Jan-Mar
(in thousands of $)	FLNG	Corporate and other	Total
Liquefaction services revenue	55,688	—	55,688
Vessel management fees and other revenues	—	5,938	5,938
Time and voyage charter revenues	—	876	876
Vessel operating expenses	(18,785)	(9,685)	(28,470)
Administrative expenses	(588)	(8,999)	(9,587)
Project development expenses	(2,351)	(968)	(3,319)
Realized gain on oil and gas derivative instruments (2)	21,213	—	21,213
Other operating loss	—	(1,403)	(1,403)
Adjusted EBITDA [1]	55,177	(14,241)	40,936

	2024
	Apr-Jun
(in thousands of $)	FLNG	Corporate and other	Total
Liquefaction services revenue	56,120	—	56,120
Vessel management fees and other revenues	—	5,444	5,444
Time and voyage charter revenues	—	3,125	3,125
Vessel operating expenses	(22,765)	(10,220)	(32,985)
Administrative income (expenses)	34	(5,886)	(5,852)
Project development expenses	(1,300)	(2,226)	(3,526)
Realized gain on oil and gas derivative instruments (2)	36,390	—	36,390
Adjusted EBITDA [1]	68,479	(9,763)	58,716

(2) The line item “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the Unaudited Consolidated Statements of Operations relates to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gain on oil and gas derivative instruments” and “Unrealized (loss)/gain on oil and gas derivative instruments”.

Golar reports today Q2 2025 net income of $31 million, before non-controlling interests, inclusive of $9 million of non-cash items1, comprised of:

  TTF and Brent oil unrealized mark-to-market (“MTM”) losses of $35 million;
  A $4 million MTM loss on interest rate swaps; and,
  A $30 million day one gain on recognition of the FLNG Gimi sales type lease.

The Brent oil linked component of FLNG Hilli’s fees generates additional annual cash of approximately $3.1 million for every dollar increase in Brent Crude prices between $60 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. During Q2 2025, we recognized a total of $16 million of realized gains on FLNG Hilli's oil and gas derivative instruments, comprised of a:

  $9 million realized gain on the Brent oil linked derivative instrument; and
  $7 million realized gain in respect of fees for the TTF linked production.

We also recognized $35 million of non-cash losses in relation to FLNG Hilli’s oil and gas derivative assets, with corresponding changes in the fair value in its constituent parts recognized on our unaudited consolidated statement of operations as follows:

  $27 million loss on the Brent oil linked derivative asset; and
  $8 million loss on the TTF linked natural gas derivative asset.

Balance Sheet and Liquidity:

During June 2025 Golar closed the offering of $575 million of 2.75% Convertible Senior Notes due 2030. The Notes are senior, unsecured obligations of the Company, bear interest at a rate of 2.75% per annum, mature on December 15, 2030, and are convertible into the Company’s common shares, cash, or a combination of shares and cash, at the Company’s election. The conversion rate was equivalent to an initial conversion price of approximately $57.53 per common share, representing an initial conversion premium of approximately 40% over the closing price of the Company’s common shares at the time of issuance. Of the net proceeds, $103 million was used to repurchase 2.5 million of the Company’s common shares on June 30, 2025.

As of June 30, 2025, Total Golar Cash1 was $891 million, comprised of $783 million of cash and cash equivalents and $108 million of restricted cash.

Golar’s share of Contractual Debt1 as of  June 30, 2025 is $2,049 million. Deducting Total Golar Cash1 of $891 million from Golar’s share of Contractual Debt1 leaves a net debt position of $1,158 million.

Assets under development amounts to $0.9 billion, all of which relates to the MK II FLNG Fuji conversion project. Upon COD in June 2025, the FLNG Gimi asset under development was de-recognized, with a sales type lease receivable recognized on the balance sheet in its place.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

This report also contains certain forward-looking non-GAAP measures for which we are unable to provide a reconciliation to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside of our control, such as oil and gas prices and exchange rates, as such items may be significant. Non-GAAP measures in respect of future events which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied to Golar’s unaudited consolidated condensed financial statements.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures and financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations as at June 30, 2025 and for the six months ended June 30, 2025, from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net income/(loss)	+/- Income taxes
+ Depreciation and amortization
+ Impairment of long-lived assets
+/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
+/- Net loss/(income) from discontinued operations
		+/- Sales-type lease receivable in excess of interest income	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, depreciation, impairment charge, financing costs, tax items, discontinued operations and sales-type lease receivable in excess of interest income.
Distributable Adjusted EBITDA	Net income/(loss)	+/- Income taxes
+ Depreciation and amortization
+ Impairment of long-lived assets
+/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
+/- Net loss/(income) from discontinued operations
+/- Net and other amounts invoiced under sales-type lease
- Amortization of deferred commissioning period revenue
- Amortization of Day 1 gains
- Accrued overproduction revenue
+ Overproduction revenue received
		- Accrued underutilization adjustment	Increases the comparability of our operational FLNG Hilli from period to period and against the performance of other companies by removing the non-distributable income of FLNG Hilli, project development costs, and FLNG Gimi.
Liquidity measures
Contractual debt [1]	Total debt (current and non-current), net of deferred finance charges	+/-Variable Interest Entity (“VIE”) consolidation adjustments +/-Deferred finance charges	During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIE debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIE.

The measure enables investors and users of our financial statements to assess our liquidity, identify the split of our debt (current and non-current) based on our underlying contractual obligations and aid comparability with our competitors.
Adjusted net debt	Adjusted net debt based on
GAAP measures:
-Total debt (current and
non-current), net of
deferred finance
charges
- Cash and cash
equivalents
- Restricted cash and
short-term deposits
(current and non-current)
- Other current assets (Receivable from TTF linked commodity swap derivatives)	Total debt (current and non-current), net of:
+Deferred finance charges
+Cash and cash equivalents
+Restricted cash and short-term deposits (current and non-current)
+/-VIE consolidation adjustments
		+Receivable from TTF linked commodity swap derivatives	The measure enables investors and users of our financial statements to assess our liquidity based on our underlying contractual obligations and aids comparability with our competitors.
Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits	We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIE.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

(1) Please refer to reconciliation below for Golar’s share of contractual debt

Adjusted EBITDA backlog (also referred to as “earnings backlog”): This is a non-GAAP financial measure and represents the share of contracted fee income for executed contracts or agreements subject to conditions precedent, less forecasted operating expenses for these contracts/agreements. Adjusted EBITDA backlog should not be considered as an alternative to net income / (loss) or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Non-cash items: Non-cash items comprised of impairment of long-lived assets, release of prior year contract underutilization liability, MTM movements on our TTF and Brent oil linked derivatives, listed equity securities and interest rate swaps (“IRS”) which relate to the unrealized component of the gains/(losses) on oil and gas derivative instruments, unrealized MTM (losses)/gains on investment in listed equity securities, gains or losses on derivative instruments net and gains or losses on recognition of sales type lease in our unaudited consolidated statement of operations.

FLNG tariff, net: This is a non-U.S. GAAP financial measure that represents the total cash inflow and economic performance generated by our FLNGs during a given period. It is calculated by taking the total amount invoiced for FLNG services, including liquefaction services revenue, sales-type lease revenue, vessel management fees and other revenue and realized gains on oil and gas derivative instruments, adjusted for the amortization of deferred commissioning period revenue, Day 1 gains (deferred revenues) and deferred contractual payments received prior to COD under the LOA that is allocated to the non-lease component (“deferred pre-COD O&M service revenue”), the unwinding of liquidated damages, the accretion of unguaranteed residual value and the accruals and other timing related items including tax receipt, underutilization, overproduction revenue and demurrage cost. FLNG tariff, net is intended to enhance the comparability of our FLNG performance across periods and with other operational FLNGs in the industry. FLNG tariff, net should not be considered as an alternative to total operating revenue of the FLNG segment or any other performance measure of our financial performance calculated in accordance with U.S. GAAP.

Abbreviations used:

FLNG: Floating Liquefaction Natural Gas vessel
FSRU: Floating Storage and Regasification Unit
MKII FLNG: Mark II FLNG

MMBtu: Million British Thermal Units
MTPA : Million Tons Per Annum

Reconciliations - Liquidity Measures

Total Golar Cash

(in thousands of $)	June 30, 2025	December 31, 2024	June 30, 2024
Cash and cash equivalents	783,427	566,384	527,591
Restricted cash and short-term deposits (current and non-current)	123,874	150,198	93,930
Less: VIE restricted cash and short-term deposits	(16,466)	(17,472)	(17,590)
Total Golar Cash	890,835	699,110	603,931

Contractual Debt and Adjusted Net Debt

(in thousands of $)	June 30, 2025	December 31, 2024	June 30, 2024
Total debt (current and non-current) net of deferred finance charges	1,948,455	1,452,255	1,173,592
VIE consolidation adjustments	261,444	241,666	223,782
Deferred finance charges	31,474	22,686	20,711
Total Contractual Debt	2,241,373	1,716,607	1,418,085
Less: Keppel’s and B&V’s share of the FLNG Hilli contractual debt	—	—	(31,459)
Less: Keppel’s share of the Gimi debt	(192,500)	(201,250)	(189,000)
Golar’s share of Contractual Debt	2,048,873	1,515,357	1,197,626

Please see Appendix A for the repayment profile for Golar’s Contractual Debt.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “if,” “subject to,” “believe,” “assuming,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include but are not limited to:

  our ability to fulfil our obligations under our commercial agreements, including the Liquefaction Tolling Agreement (the “LTA”) for the FLNG Hilli Episeyo (“FLNG Hilli”) and the 20-year Lease and Operate Agreement (the “LOA”) for the FLNG Gimi (“FLNG Gimi”);
  our ability to perform under our agreement with Southern Energy S.A. (“SESA”) for the deployment of FLNG Hilli in Argentina, which includes completing required redeployment activities on schedule such as vessel modifications, procurement of long-lead items, and mobilization, along with SESA’s ability to meet its commitments to us;
  our ability to meet our obligations to SESA under the definitive agreements for the deployment of our FLNG currently under conversion, the MKII FLNG (“MKII FLNG”), in Argentina; the timely satisfaction of all conditions precedent by both parties to the agreements, and SESA’s ability to meet its obligations to us;
  our ability to obtain additional financing or refinance existing debt on acceptable terms or at all;
  global economic trends, competition, and geopolitical risks, including actions by the U.S. government, trade tensions or conflicts such as those between the U.S. and China, related sanctions, the potential effects of any Russia-Ukraine peace settlement on liquefied natural gas (“LNG”) supply and demand and heightened political instability in the Middle East, including recent developments involving Iran and Israel;
  an increase in tax liabilities in the jurisdictions where we are currently operating, have previously operated or expect to operate;
  a material decline or prolonged weakness in tolling rates for FLNGs;
  failure of shipyards to comply with project schedules, performance specifications or agreed prices;
  failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
  continuing volatility in the global financial markets, including commodity prices, foreign exchange rates and interest rates and global trade policy, particularly the recent imposition of tariffs by the U.S. government;
  changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
  changes in our ability to retrofit vessels as FLNGs, including the availability of donor vessels to purchase and the time it takes to build new vessels;
  continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including our future projects and other contracts to which we are a party;
  our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining equity method investments on a timely basis or at all;
  increases in operating costs as a result of inflation or trade policy, including salaries and wages, insurance, crew and related costs, repairs and maintenance and spares;
  claims made or losses incurred in connection with our continuing obligations with regard to New Fortress Energy Inc. (“NFE”), Energos Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Snam S.p.A. (“Snam”);
  the ability of NFE, Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
  changes to rules and regulations applicable to FLNGs or other parts of the natural gas and LNG supply chain;
  rules on climate-related disclosures promulgated by the European Union, including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
  actions taken by regulatory authorities that may prohibit the access of FLNGs to various ports and locations; and
  other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“U.S. SEC”) on March 27, 2025 (the “2024 Annual Report”).

As a result, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this Report are made only as of the date of this Report, and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Responsibility Statement

We confirm that, to the best of our knowledge, the unaudited consolidated condensed financial statements for the six months ended June 30, 2025, which have been prepared in accordance with accounting principles generally accepted in the United States give a true and fair view of Golar’s unaudited consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the interim report for the three and six months ended June 30, 2025, includes a fair review of important events that have occurred during the period and their impact on the unaudited consolidated condensed financial statements, the principal risks and uncertainties and major related party transactions.

August 14, 2025
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

Tor Olav Trøim (Chairman of the Board)
Benoît de la Fouchardiere (Director)

Carl Steen (Director)
Dan Rabun (Director)
Lori Wheeler Naess (Director)
Mi Hong Yoon (Director)
Niels Stolt-Nielsen (Director)
Stephen J. Schaefer (Director)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Golar LNG Limited Interim results for the period ended June 30 2025 (https://ml-eu.globenewswire.com/Resource/Download/03864800-10f8-4a72-97a6-98bb7b73eefd)